Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

August 3, 2020

VIA EDGAR

Jay Ingram

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.

Registration Statement on Form S-1

Filed July 17, 2020, as amended

File No. 333-239926

Dear Mr. Ingram:

Reference is made to our letter, filed as correspondence via EDGAR on July 30, 2020, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. New York City time on August 3, 2020, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

[Signature Page Follows]

Sincerely,

HOLICITY INC.

By:	/s/ Steve Ednie
Name:	Steve Ednie
Title:	Chief Financial Officer

cc: David A. Sakowitz, Winston & Strawn LLP